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rachaelschwartz@paulhastings.com

May 1, 2009                                                                                                                                                                                                                    27346.00040

VIA E-MAIL AND UPS

Ms. Elaine E. Richards, Esq.
c/o U.S. Bancorp Fund Services, LLC
2020 E. Financial Way, Suite 100
Glendora, CA  91741

Re:           Rule 485(b) Representation of Counsel

Dear Ms. Richards:

We are counsel to Professionally Managed Portfolios (the “Registrant”).  You have asked us to review Post-Effective Amendment No. 343 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-12213 and 811-05037) (the “Amendment”) which is being filed pursuant to paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended.

Based on our limited review of the sections of the Amendment that you have indicated implement changes to the Registrant’s disclosures, and of correspondence with members of the SEC staff that you have provided, we hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 1, 2009

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your March 20, 2009 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 331 to its registration statement.  PEA No. 331 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 22, 2009, and would have become effective 75 days after filing on April 7, 2009.  However, please note that the Trust has subsequently filed PEA No. 342 pursuant to Rule 485(b)(1)(iii) to designate May 1, 2009 as the new effective date of PEA No. 331.  The purpose of PEA No. 331 was to register a new fund with the Trust, the Jordan Opportunity Fund (the “Fund”), managed by Windowpane Advisors, L.L.C. (the “Advisor”) and Hellman, Jordan Management Co., Inc. (the “Sub-Advisor”).  Registrant is filing this PEA No. 343 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 343 will become effective simultaneously with PEA No. 331 on April 30, 2009.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus (Risk/Return Summary)

1.	On page 2 of the Prospectus, consider naming the investment adviser together with the sub-adviser under “Principal Investment Strategies.”

The Trust responds by noting that the investment adviser is already named on page 1 under the Table of Contents.  The Trust has added the sub-adviser’s name to the same paragraph.

2.	On page 2 of the Prospectus, please consider rewording the third sentence under “Principal Investment Strategies,” so that it does not state that the Fund may “concentrate” its investments.

The Trust responds by rewording the referenced sentence as follows:

The Fund is “opportunistic” and may ~~concentrate~~ focus its investments in securities and industries that the Sub-Adviser believes are poised to experience earnings growth.

3.
On page 2 of the Prospectus under “Principal Investment Strategies,” it states that the Fund may invest “up to 25% in foreign issuers, not including American Depositary Receipts.”  If such investments include “emerging markets,” please disclose.  Additionally, please indicate the complete limitation of the Fund’s investments in foreign securities including ADRs.

The Trust responds by revising its disclosure to indicate that the Fund may invest from time to time in emerging markets through ADRs.  Additionally, the Trust has revised the sentence to indicate that the Fund may invest “up to 50% in foreign issuers, including American Depositary Receipts.”

4.
On page 2 of the Prospectus under “Principal Investment Strategies,” it states that the Fund will not invest “more than 35% of its total assets in debt securities, including direct and indirect obligations of the U.S. Government.”  Please expand the reference to U.S. Government obligations to clarify that indirect obligations include agencies not backed by the full faith and credit of the U.S. Government.

The Trust responds by adding the following sentence:

Indirect obligations of the U.S. Government may include debt securities of U.S. Government agencies that are not backed by the full faith and credit of the U.S. Government.

5.
On page 2 of the Prospectus under “Principal Investment Strategies,” it states that the Fund “may also invest up to 25% of its assets in debt securities of U.S. issuers that are not investment grade securities.” Please clarify that such securities are also known as “junk bonds” and add similar clarity to the correlating risk disclosure.  Additionally, please clarify whether the 25% limit to junk bonds is part of the 35% maximum in debt securities or whether the Fund’s investments in junk bonds can exceed the Fund’s 35% investment maximum in bonds in general.

The Trust responds by clarifying that the Fund’s investments in junk bonds are considered to part of its investments in bonds in general.  The Trust has revised the disclosure and has made corresponding changes to the Item 4 section of the Prospectus as shown below:

The Fund’s holdings of fixed-income securities and cash will vary, but the Fund will not invest more than 35% of its total assets in debt securities, including direct and indirect obligations of the U.S. Government.  Indirect obligations of the U.S. Government may include debt securities of U.S. Government agencies that are not backed by the full faith and credit of the U.S. Government. As part of its investments in fixed-income securities, the Fund may invest up to 25% of its assets in debt securities of U.S. issuers that are not investment grade securities, otherwise known as “high-yield” or “junk bonds.”

6.
On page 2 of the Prospectus under “Principal Risks of Investing in the Fund,” the sixth bullet point discusses the risks of being a non-diversified fund.  Please expand the second sentence to clarify that the diversification requirements for federal income tax purposes are less rigorous than the diversification requirements under the Investment Company Act of 1940 (“1940 Act”).

The Trust responds by moving the referenced sentence in its entirety to the Form N-1A, ITEM 4—“Principal Investment Risks” section of the Prospectus.  The full risk disclosure with revised sentence now reads as follows:

Non-Diversified Risk.  The Fund is a “non-diversified” mutual fund and, as such, its investments are not required to meet certain diversification requirements under federal securities law.  The Fund is permitted to invest a greater percentage of its assets in the securities of a single issuer than a diversified fund.  Thus, the Fund may have fewer holdings than other funds.  As a result, a decline in the value of those investments would cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio.  The Fund is still subject to certain diversification requirements for federal income tax purposes, which are less rigorous than the diversification requirements under federal securities law.  See “Taxation” in the Fund’s Statement of Additional Information for more information.

7.
Please explain supplementally in what manner shareholders approved the reorganization of the Fund from Forum Funds trust into the Trust (i.e., through a proxy statement filed on Schedule 14A or through proxy statement/prospectus filed on Form N-14).

The Trust responds by informing the Staff that the Fund’s shareholders approved the reorganization of the Fund out of the Forum Funds trust into the Trust through a proxy statement filed on Schedule 14A with the SEC by Forum Funds (File no. 811-3023) on February 9, 2009 notifying shareholders of a shareholder meeting to be held March 27, 2009.1

Prospectus (Risk/Return Summary - Performance)

8.
In the second paragraph on page 3, please indicate that the limited partnership managed by the Sub-Adviser until January 2005 had identical or substantially similar objectives and investment strategies as the Fund.

The Trust responds by noting that similar language was provided, but it has revised the sentence to conform to the suggestion.

9.	Please correct the reference in the second paragraph on page 3 to state that the limited partnership was reorganized into the “Predecessor Fund” not the “Fund” in January 2005.

The Trust responds by making the correction as suggested.

10.
Please confirm supplementally the Fund’s ability to rely on the MassMutual Institutional Funds No Action letter (pub. avail. Sept. 28, 1995) (the “MassMutual Letter”) for its disclosure of the limited partnership’s performance information and provide the reasons why the Fund is doing so.  Confirm that the investment strategies of the limited partnership are substantially similar to that of the Fund and the Predecessor Fund.

After receiving assurances from the Advisor and Sub-Advisor, the Trust responds by confirming that the Fund’s inclusion of the performance of its predecessor limited partnership is done in reliance on the MassMutual Letter.  The Trust considers it appropriate to treat the performance record of the limited partnership as the performance record of the Predecessor Fund, and by extension, the performance record of the Fund.

As confirmed to the Trust by the Advisor and Sub-Advisor, the reorganization of the limited partnership into the Predecessor Fund was comparable to that described in the MassMutual Letter where separate investment accounts were effectively converted into investment companies under the 1940 Act.  Similar to the separate investment accounts described in the MassMutual Letter, the limited partnership was managed by the same investment adviser as the Predecessor Fund (i.e., the Sub-Advisor).  Additionally, the limited partnership was managed with the identical investment objectives and substantially similar investment strategies and policies as the Predecessor Fund (and Fund).  Finally, the investment management practices are, in all material respects, similar to those of the Predecessor Fund (and Fund).

1 See SEC Accession number 0000898432-09-000152.  Also, see link to SEC Edgar filing of the Proxy Statement -- http://idea.sec.gov/Archives/edgar/data/315774/000089843209000152/forumfunds_schedule-14a.htm

11.
In the second paragraph on page 3, please indicate whether the Predecessor Fund’s expense ratio was higher or lower than the Fund’s projected expense ratio and describe the effect on the Fund’s performance (i.e., state whether the Fund’s performance would have lower).

The Trust responds by adding the following sentence to the referenced paragraph:

The Predecessor Fund’s expense ratio during the periods presented was higher than the Fund’s proposed expense ratio.

Because applying the Fund’s projected expense ratio to the performance shown would have the effect of making the performance appear higher, the Trust did not state that in the Prospectus.

Prospectus (Risk/Return Summary – Fee Table)

12.	In the paragraph before the fee table on page 4, please revise the third sentence so that it indicates that the Advisory fee is paid indirectly by shareholders.

The Trust responds by revising the referenced sentence as follows:

Operating expenses, which include fees of the Adviser, are paid out of the Fund’s assets, are factored into the Fund’s share price and therefore paid indirectly by shareholders rather than charged directly to shareholder accounts.

13.	In the “Annual Fund Operating Expenses” portion of the table, please add the following phrase after the sub-heading: “as a percentage of net assets.”

The Trust responds by adding the phrase as suggested.

14.	In footnote 1 to the Fee Table, please provide the current fees for outgoing wire transfers, returned checks and stop payment orders rather then referring to “prevailing rates.”

The Trust responds by adding the specific fees as requested.

15.	In footnote 3 to the Fee Table, please remove references to “estimated” expenses.

The Trust responds by rephrasing the footnote to indicate that expenses do not correlate with the expenses noted on the 2008 financial highlights, but rather are based on the Fund’s projected expenses for fiscal year 2009.

Prospectus (Investment Objective, Principal Strategies & Risks)

16.
Please conform the changes made to the Risk/Return Summary section to this Form N-1A, ITEM 4 section of the Prospectus.  Specifically, please address the questions noted above in comments 2-5 as it pertains to this section.

The Trust responds by making corresponding changes to this Form N-1A, Item 4 section.

17.
On page 5 of the Prospectus, it states that the Fund will not invest more than 35% of its total assets in debt securities.  Please indicate supplementally whether such investments include mortgage-backed or asset-backed securities.  If so, please provide disclosure in the Prospectus regarding such investments and the associated risks.

The Trust responds by confirming supplementally that, although it is permitted to do so, the Fund does not currently invest in mortgage-backed or asset-backed securities.  Disclosure concerning the Fund’s ability to invest in mortgage and asset-backed securities is located in the Fund’s SAI.

18.
On page 7 of the Prospectus, the Fund provides disclosure regarding its investments in derivatives.  Please indicate the maximum percentage the Fund may invest in such derivatives.  If there is no maximum percentage, please state that.

The Trust responds by revising the sentence under Investment Strategies to indicate that the Fund may invest from time to time in options.  There is no maximum percentage.  The sentence will now read as follows:

The Fund also may invest in money market instruments and may, from time to time, purchase put and call options on U.S. traded stocks, currencies or security indices.  The Fund also may sell options purchased and write “covered” call options.

19.
Further to the Fund’s investments in derivatives, please indicate supplementally whether such investments and other speculative trading techniques would be considered a principal strategy of the Fund.  If so please disclose in the Risk/Return Summary.

The Trust responds by noting that the sentence below already appears in the Risk/Return Summary on page 2, which mentions the Fund’s ability to invest in options, currencies and security indices.  As discussed above in response to Comment 18, the Fund engages in option trading from time to time.  Accordingly, the strategy would not be considered a principal strategy of the Fund.  The sentence will be revised as shown in response to Comment 18.

Prospectus (Management)

20.	On page 9 of the Prospectus under “The Adviser,” please state clearly that the Adviser did not recoup any of its voluntary waivers.

The Trust responds by revising the relevant sentence as follows:

However, due to voluntary fee waivers (which were not recouped), during the last fiscal year, the Adviser received an advisory fee of 0.50% of the Fund’s average daily net assets.

Prospectus (Your Account)

21.	On page 9 of the Prospectus under “When and How NAV is Determined,” please revise the second sentence regarding calculating the NAV in case of an emergency.

The Trust responds by deleting the sentence in its entirety.

22.
On page 13 of the Prospectus under “Purchasing By Internet, please address the risks of making purchases over the Internet and indicate that the Transfer Agent will implement reasonable procedures to ensure the safety of the shareholder and to verify the identity of the shareholder.

The Trust responds by clarifying in the Prospectus that shareholders will not be able to make initial purchases over the Internet.  However, once an account is established and signed application is on file, shareholders will be able to make subsequent purchases over the Internet into their account.  The Trust has enhanced disclosure in the Prospectus concerning the risks involved of Internet usage and will provide its standard assurances regarding the reasonable measures it uses to protect a shareholder’s identity.

23.	On page 14 of the Prospectus under “Purchasing Through Financial Intermediaries, please delete the reference in the second sentence that indicates that orders must be “accepted by the Fund.”

The Trust responds by making the change as requested.

24.	On page 15 of the Prospectus under “How to Sell Shares,” please indicate in the second sentence that orders may be received by a “financial intermediary” as well as the Fund.

The Trust responds by making the change as requested.

25.	Similar to paragraph under the “How to Sell Shares” on page 15, please add a corresponding paragraph regarding “How to Purchase Shares.”

The Trust responds by noting the requested paragraph already exists on page 12 of the Prospectus.

26.	On page 16 of the Prospectus under “Through Financial Intermediaries,” please clarify that orders need to be received “by the Financial Intermediary.”

The Trust revising the sentence in question as follows:

For redemptions through Financial Intermediaries, orders will be processed at the NAV next effective after receipt of the order by the Financial Intermediary.

27.	On page 22 of the Prospectus under “Financial Highlights,” please provide the name of the previous independent auditor in the Prospectus.

The Trust has revised the paragraph under “Financial Highlights to include the name of the independent auditors of the Predecessor Fund.

Statement of Additional Information

28.	On page 5 of the SAI, please divide the discussion of U.S. obligations into two distinct paragraphs: (1) U.S. Government Obligations, and (2) U.S. Government agency issued securities.

The Trust responds by dividing the discussion as requested.

29.
Page 14 of the SAI under “Making Loans,” mentions repurchase agreements.  Please indicate in the SAI the maximum percentage the Fund may invest in repurchase agreements.  Also discuss the Fund’s ability to purchase reverse repurchase agreements, if applicable, explaining that reverse repurchase agreements are a type of borrowing with certain collateral requirements.  Additionally, please indicate whether the Fund will be permitted to engage in securities lending and explain the criteria involved, including how securities will be recalled during a proxy vote.

The Trust responds by addressing this comment by providing applicable disclosure in various places in the SAI.  The Trust notes that while the Fund currently does not intend to enter into repurchase agreement, it may do so up to 5% of its net assets.  Likewise, the Fund does not engage in securities lending, although it may do so pending board approval.

30.	Please expand on the Fundamental Investment restriction discussion of the Fund’s investments in senior securities.

The Trust responds by adding the following explanation:

The Fund may not…
G.           Issuance of Senior Securities.  Issue senior securities except pursuant to Section 18 of the 1940 Act.  Generally, issuing senior securities is prohibited under the 1940 Act; however, certain exceptions apply such as in the case of borrowing and certain other leveraging transactions.

With respect to the fundamental policy relating to issuing senior securities set forth in (G) above, “senior securities” are defined as fund obligations that have a priority over the fund’s shares with respect to the payment of dividends or the distribution of fund assets.  The 1940 Act prohibits a fund from issuing senior securities except that the fund may borrow money in amounts of up to one-third of the fund’s total assets from banks for any purpose.  A fund also may borrow up to 5% of the fund’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities.  The issuance of senior securities by a fund can increase the speculative character of the fund’s outstanding shares through leveraging.  Leveraging of a fund’s portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the fund’s net assets remain the same, the total risk to investors is increased.  Certain widely used investment practices that involve a commitment by a fund to deliver money or securities in the future are not considered by the SEC to be senior securities, provided that a fund segregates cash or liquid securities in an amount necessary to pay the obligation or the fund holds an offsetting commitment from another party.  These investment practices include repurchase and reverse repurchase agreements, swaps, dollar rolls, options, futures and forward contracts.  The policy in (G) above will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

31.	Please expand on the Non-Fundamental Investment restriction discussion of the Fund’s investments in other investment companies.

The Trust responds by adding a discussion regarding investments in other investment companies as follows:

Other Investment Companies.

The Fund may invest in the securities of other registered investment companies, subject to the limitations set forth in the Investment Company Act of 1940, as amended, (the “1940 Act”).  Investments in the securities of other investment companies will likely result in the duplication of advisory fees and certain other expenses.  By investing in another investment company, the Fund becomes a shareholder of that investment company.  As a result, Fund shareholders indirectly will bear the Fund’s proportionate share of the fees and expenses paid by shareholders of the other investment company, in addition to the fees and expenses Fund shareholders directly bear in connection with the Fund’s own operations.

Section 12(d)(1)(A) generally prohibits a fund from purchasing (1) more than 3% of the total outstanding voting stock of another fund; (2) securities of another fund having an aggregate value in excess of 5% of the value of the acquiring fund; and (3) securities of the other fund and all other funds having an aggregate value in excess of 10% of the value of the total assets of the acquiring fund.  There are some exceptions, however, to these limitations pursuant to various rules promulgated by the SEC.

32.
On page 37 of the SAI under “Financial Statements,” please provide the entire annual report or in the alternative, provide clear instructions of how a shareholder could obtain the report (i.e., Forum Fund’s file number, Edgar accession number, date filed, etc.).  Additionally, please remove reference to incorporating the semi-annual report into the SAI.  Finally, please name the independent auditors to the Predecessor Fund.

The Trust responds by revising the paragraph to provide clear instructions in retrieving the Fund’s most recent shareholder report as requested.  Additionally, the Trust removed reference to incorporating the semi-annual report by reference.  Finally, the Trust added the name of the independent auditor to the Predecessor Fund.

Part C

33.	Please be sure to add all outstanding exhibits including:
• Legal Opinion
• Auditor’s Consent (for the Predecessor Fund)
• Advisory and Sub-Advisory Agreements
• Codes of Ethics for both investment advisors

The Trust responds by filing all required exhibits.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP